Exhibit 99.1

WESTERN WIND ENERGY CORP

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S  R E L E A S E

November 15, 2011

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 60,125,811

WESTERN WIND ENERGY REPORTS FINANCIAL RESULTS FOR THE
THIRD QUARTER ENDED SEPTEMBER 30, 2011

VANCOUVER, B.C. – Western Wind Energy Corp. (the “Company”) reported today, its unaudited condensed interim consolidated financial results for the three and nine months ended September 30, 2011. For complete details of the third quarter Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). All amounts herein are reported in US dollars unless otherwise specified.

RECENT DEVELOPMENTS

  On September 24, 2011 the Kingman fully integrated combined 10MW wind and 0.5MW solar energy project began commercial operations.

  On October 31, 2011 the Company submitted its Kingman’s project cash grant application to the US Department of the Treasury. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009. The Company submitted $31,081,275 of eligible costs for an estimated cash grant of up to $9,324,382, which is subject to review and approval from the Department of Treasury. The Company expects applications to be reviewed and payments made within 60 days from the later of the date of the complete application or the date the property is placed in service in accordance with the Program Guidance. As of September 11, 2011, 19,875 projects were approved with funding totaling $9.2 Billion in accordance with the Department of Treasury website.

  As of the date of this document, the 120MW Windstar project has completed a majority of the first phase of construction, being 53 turbines or 106MW. 53 of the turbines are fully erected which includes the foundation, tower, nacelle and rotor. The Company expects the first phase (106MW) of the 120MW project to be commercially operational in December and the remaining 14MW to be commercially operational in February 2012.

  On November 2, 2011, the Company entered into a fixed price Power Purchase Agreement (“PPA”) with San Diego Gas & Electric Company (“SDG&E”) for its 30MW Mesa wind generation facility. The PPA contains conditions precedent to the effectiveness of this agreement including CPUC approval no later than June 1, 2012.

SELECTED QUARTERLY INFORMATION

For the three and nine months ended September 30, 2011 and 2010

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Total revenues	$747,281	$826,896	$2,305,843	$2,238,484
Net loss	$1,581,610	$640,327	$3,214,675	$2,326,180
Loss per share, basic and diluted	$0.03	$0.01	$0.06	$0.05
Weighted average common shares outstanding, basic and diluted	59,850,396	52,600,552	58,180,213	50,044,684

RESULTS OF OPERATIONS

Revenue

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010
Energy production for the period (MWh)	12,591	14,940	47,913	44,769
Price/MWh (US$)	$46.12	$43.03	$41.92	$43.24
Energy sales for the period	$580,628	$642,920	$2,008,356	$1,935,901
As available capacity payments	$166,653	$183,976	$297,487	$302,583
Energy sales	$747,281	$826,896	$2,305,843	$2,238,484

For the three and nine months ended September 30, 2011, the Mesa, Kingman and Windridge wind farms generated combined energy sales of $747,281 and $2,305,843, respectively, compared to energy sales revenue of $826,896 and $2,238,484 for the comparative periods. The decrease in energy sales for the three months ended September 30, 2011, was largely driven by a 16% decline in energy production over the comparative period due to a decrease in turbine availability at our Mesa generating facility, caused by our operations and maintenance crane failure, which has since been repaired, with a slight offset from a 7% increase in the average sales price. The increase in energy sales for the nine months ended September 30, 2011, can be attributed to a 7% increase in energy production due to an excellent wind year over historical production, which was partially offset by a 3% decline in the average sales price, resulting from lower energy prices (SRAC) year-over-year.

Expenses

For the three and nine months ended September 30, 2011, the Company incurred operating expenses totalling $2,742,014 and $7,451,763, respectively, compared to $1,540,644 and $4,857,954 for the same period of 2010. The increase in operating expenses was largely attributable to an increase in genereal and administrative expense of $629,177 and $1,505,459, for the three and nine months ended September 30, 2011, respectively. Additional increases in operating expense can be attributed to increases of $256,454 and $347,389 in project development, and increases of $156,579 and $309,626 in foreign exchange losses, for the three and nine months ended September 30, 2011, respectively.

Mark-to-market gains on Canadian dollar warrants

Mark-to-market gains on the Company’s Canadian dollar denominated warrants for the three and nine months ended September 30, 2011 were $438,277 and $1,441,546, respectively, compared to $nil for the three and nine months ended September 30, 2010. The mark-to-market gains on the warrants can be attributed to the fair value calculation associated with the Black-Scholes valuation model.

Income Tax Recovery

The Company’s income tax expense was $28,106 and income tax recovery was $473,473 for the three and nine months ended September 30, 2011, compared to a $72,625 recovery and $269,208 recovery for the three and nine months ended September 30, 2010. The decrease in the income tax recovery for the three months ended September 30, 2011 resulted from the recognition of current income taxes payable to the State of California for 2010. On October 8, 2010 California’s state budget act extended the suspension of net operating loss deductions to 2010 and 2011 tax years.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy development and production company that currently owns over 500 wind turbines and a solar field, with 165 MW of rated capacity either in production or in construction, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the US, Canada, and in the Commonwealth of Puerto Rico. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates two wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities are comprised of the Windridge facility in Tehachapi, California with a 4.5 MW rated capacity, the Mesa Wind Power facility near Palm Springs, California with a 30 MW rated capacity, and the newly operational Kingman wind and solar facility in Kingman, Arizona with a combined 10.5 MW rated capacity. The Company is further developing wind and solar energy projects in California, Arizona, the Province of Ontario, and the Commonwealth of Puerto Rico.

Western Wind is in the business of developing, owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.